SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                                CAPITAL SOUTHWEST
             ------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
             ------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    140501107
             ------------------------------------------------------
                                 (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).




- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THIRD AVENUE MANAGEMENT LLC

      (EIN 01-0690900)

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [  ]
       (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware Limited Liability Company

- --------------------------------------------------------------
- --------------------------------------------------------------
                   5 SOLE VOTING POWER

                           369,583
   NUMBER OF     ---------------------------------------------
                 ---------------------------------------------
     SHARES        6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY               NONE
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                378,103
                 ---------------------------------------------
                 ---------------------------------------------
      WITH        8   SHARED DISPOSITIVE POWER

                           NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           378,103
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [    ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IA
- --------------------------------------------------------------




- --------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           MARTIN J. WHITMAN

- --------------------------------------------------------------
- --------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  [  ]
        (b)  [  ]
- --------------------------------------------------------------
- --------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------
- --------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

                           USA
- --------------------------------------------------------------
- --------------------------------------------------------------
                   5 SOLE VOTING POWER

   NUMBER OF               24,244
                 ---------------------------------------------
                 ---------------------------------------------
                   6 SHARED VOTING POWER
     SHARES
                           NONE
  BENEFICIALLY
    OWNED BY
                 ---------------------------------------------
                 ---------------------------------------------
      EACH         7  SOLE DISPOSITIVE POWER

   REPORTING               24,244
                 ---------------------------------------------
                 ---------------------------------------------
  PERSON WITH     8   SHARED DISPOSITIVE POWER

                           NONE
- --------------------------------------------------------------
- --------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           24,244
- --------------------------------------------------------------
- --------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*
             [  ]

- --------------------------------------------------------------
- --------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%
- --------------------------------------------------------------
- --------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

           IN
- --------------------------------------------------------------



ITEM 1.

     (A) NAME OF ISSUER:

         Capital Southwest (the "Issuer").

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES OR,IF NONE, RESIDENCE:

         12900 Preston Road, Suite 700, Dallas, TX 75230

ITEM 2.

     (A) NAME OF PERSON FILING:

         This  schedule  is  being  jointly  filed  by Third Avenue Management
("TAM")  and  Martin  J.  Whitman,   the  Chief  Investment Officer of TAM
(TAM and Martin J. Whitman are sometimes collectively referred to hereinafter as "Filer"). Attached hereto as an exhibit is a copy of the joint Schedule 13G filing agreement among the reporting persons.


     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

     The address of the principal  executive  office of TAM and Mr. Whitman is:
     767  Third  Avenue,  New York, New York 10017-2023.


     (C) CITIZENSHIP:

         The citizenship or place of organization of each of the reporting persons is as follows:

        Third Avenue Management LLC- Delaware Limited Liability Company

        Martin J. Whitman- United States Citizen.


     (D) TITLE OF CLASS OF SECURITIES:

         Common Stock, $1.00 par value per share.

     (E) CUSIP NUMBER:

         140501107

ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (E) Investment Adviser. TAM is registered under section 203 of the Investment Advisors Act of 1940.



ITEM 4.  OWNERSHIP.

         (a) & (b) TAM beneficially owns 378,103 shares or 9.9% of the class of securities of the issuer. Martin J. Whitman ("MJW") beneficially owns 24,244 shares or 0.6% of the class of securities of the issuer.

         (c)    (i) TAM: 369,583
                    MJW:  24,244

               (ii) Not applicable.

              (iii) TAM: 378,103
                    MJW:  24,244

               (iv) Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Third Avenue Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 83,370 of the shares reported by TAM, Third Avenue Value Portfolio of the AEGON/Transamerica Series, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 19,741 of the shares reported by TAM, Third Avenue Value Portfolio of the Third Avenue Variable Series Trust, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of 7,000 of the shares reported by TAM, Third Avenue Value Portfolio of the Integrity Life/Legends Series, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale, of 9,500 of the shares reported by TAM, and Third Avenue Small-Cap Value Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends from, and the proceeds from the sale of, 13,500 of the shares reported by TAM. Various separately managed clients for whom TAM acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of 244,992 of the shares reported by TAM.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 3, 2003
                           ---------------------------
                              (Date)




                           THIRD AVENUE MANAGEMENT LLC

                           BY:/S/ MARTIN J. WHITMAN
                              ------------------------
                              Martin J. Whitman
                              Chairman and Chief Investment Officer


                              /S/  MARTIN J. WHITMAN
                              -----------------------
                              Martin J. Whitman, President